FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..

                          INDEX

Document

No. 1                Employee Share Option Scheme released on 15 November 2002
No. 2                Doc re. Pricing Supplement released on 11 November 2002

Document No. 1

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 15 November 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 6,250 Ordinary 25p Shares (Shares) in the Company at GBP7.15 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,598,736 Shares representing 1.33% of the Company's issued share capital.

Document No. 2

Pricing Supplement

Issuer:                              Northern Rock plc
Series Number:                       231
Description:                         GBP50,000,000
Currency/ Principal Amount:          Sterling ("GBP")
Issue Price:                         99.865 per cent
Specified Denomination               GBP1,000, GBP10,000 and GBP100,000
Issue Date:                          12th November 2002
Maturity Date:                       13th January 2015
ISIN:                                XSO157198937

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  18 November 2002         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary